May 13, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ambit Biosciences Corporation (the “Company”) – Request for Acceleration
Registration Statement on Form S-1 (File No. 333-186760)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as Representatives of the several underwriters of the Company’s proposed public offering of shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, as amended, requesting effectiveness for 4:45 p.m. Eastern Time on May 14, 2013, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have distributed approximately 1,365 copies of the Company’s Preliminary Prospectus dated May 2, 2013 through the date hereof to underwriters, dealers, institutions and others.

We, the undersigned, as Representatives of the several underwriters, have and will, and we have been informed by the participating underwriters that they have complied and will continue to comply, with the provisions of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

Citigroup Global Markets Inc.
Leerink Swann LLC

As Representatives of the several Underwriters

By:	Citigroup Global Markets Inc.

	By:	/s/ Christopher Collins
	Name:	Christopher Collins
	Title:	Vice President

By:	Leerink Swann LLC

	By:	/s/ Bryan Giraudo
	Name:	Bryan Giraudo
	Title:	Managing Director